

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

<u>Via E-mail</u>
Eric M. Loughmiller
Chief Financial Officer
KAR Auction Services, Inc.
11299 N. Illinois Street
Carmel, Indiana 46032

> **Re: KAR Auction Services, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2019**
> **Exhibit No. 2.1 – Separation and Distribution Agreement, dated as of June 27, 2019,**
> **by and between KAR Auction Services, Inc. and IAA, Inc.**
> **Filed November 6, 2019**
> **File No. 001-34568**

Dear Mr. Loughmiller:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

      Sincerely,

      Division of Corporation Finance